SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

ALESTRA, S. de R.L. de C.V.

(Translation of Registrant’s name into English)

Ave. Lazaro Cardenas No. 2321, 9th Floor

Col. Residencial San Agustin

San Pedro Garza Garcia N.L. 66260 Mexico

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Form 6-K consists of Management’s Discussion and Analysis of Financial Condition and Results of Operations and unaudited financial statements for Alestra, S. de R.L. de C.V. (“Alestra”) and its sole subsidiary, Servicios Alestra, S.A. de C.V. (“Servicios Alestra”) for the three-month period ended March 31, 2005. Mexican GAAP requires that all financial information be presented in constant Pesos (having the same purchasing power for each period indicated taking into account inflation) as of the most recent balance sheet. Accordingly, all of the financial information included in this form 6-K is presented in constant Pesos as of March 31, 2005, unless otherwise noted for the convenience of the reader.

In this report, unless the context otherwise requires, the terms “we,” “us,” “our,” “our company” and “ourselves” mean Alestra and its sole subsidiary, Servicios Alestra.

Cautionary Statement on Forward-Looking Statements

This report contains words, such as “believe,” “will,” “expect”, “anticipate” and similar expressions that identify forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These statements reflect our views about future events and financial performance. Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control, including but not limited to:

•	competition in long distance, data and internet services and local services;

•	our ability to service our debt;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico and the U.S.;

•	changes in our regulatory environment, particularly developments affecting the regulation of the telecommunications industry;

•	our need for capital;

•	general economic conditions;

•	performance of financial markets and thus our ability to refinance our obligations when they come due;

•	the risks associated with our ability to implement our growth strategy;

•	customer turnover;

•	technological innovations;

•	interest rate levels;

•	currency exchange rates, including the Mexican Peso – U.S. dollar exchange rate; and

•	changes in the policies of central banks and/or foreign governments.

Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. See Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Please note that some figures in this Form 6-K may not sum due to rounding.

Three-month period ended March 31, 2005 compared to the three-month period ended March 31, 2004

Revenues

Total revenues during the three-month period ended March 31, 2005 was Ps. 904.2 million, a 2.6%, or Ps. 24.5 million, decrease from the Ps. 928.7 million of previous quarter, and a 32.3%, or Ps. 432.0 million, decrease from the Ps. 1,336.2 million generated in the same period of the 2004 due to the reduction in our long distance revenues.

Long Distance. Revenues derived from our long distance services for the three-month period ended March 31, 2005 decreased 51.5%, or Ps. 492.1 million, to Ps. 462.8 million from Ps. 954.9 million recorded during the same period a year ago. The decrease in revenue is mainly explained by the reduction of international long distance rates, coupled with an 8.6% reduction in total volume of minutes handled to 793.1 million in the three-month period ended March 31, 2005 from 867.4 million of minutes for the same period of 2004. The decrease in the international rates was mainly attributable to the expiration in August of 2004 of the proportionate return system which contributed to further reductions in the average price of international long distance services. The decrease in volume is mainly explained by a 13.8%, or 72,243, reduction in total lines in service from 524,048 at March 31, 2004 to 451,805 at March 31, 2005 as a result of focusing our strategy on medium and large business customers and high-usage residential customers. As a percentage of total revenues, long distance revenues represented 51.2% and 71.5% of our total revenues during the three-month period ended March 31, 2005 and 2004, respectively. When compared to our previous quarter, revenues derived from long distance services decreased 7.1%, or Ps. 35.3 million, from Ps. 498.1 million, and total volume of minutes handled decreased 3.7%, from 823.2 million minutes.

Data, Internet and Local Services. During the three-month period ended March 31, 2005, data, internet and local service revenues reached Ps. 441.4 million, representing a 15.7% increase over the Ps. 381.4 million of data, internet and local services revenue recorded during the same period of 2004. This favorable result was primarily due to the sustained growth of our internet and local services.

In February of 2005, we launched the MasterNet service which is based on VoIP technology and enables customers to make unlimited local phone calls, international phone calls and connect to internet through our broadband service. Our data, internet and local service segment has consistently increased its share of our revenue and represented 48.8% of our total revenues during the three-month period ended March 31, 2005, compared to 28.5% during the same period of 2004.

Cost of services (excluding depreciation)

Cost of services consists primarily of local access charges, resale expenses paid on a per-minute basis primarily to Teléfonos de México, S.A. de C.V., or Telmex, international settlement payments paid to foreign carriers on a per-minute basis for the completion of international calls originated in Mexico by us and fees for leased lines, typically paid on a per-circuit per-month basis primarily to Telmex.

Cost of services decreased 57.9%, or Ps. 424.5 million, to Ps. 309.2 million for the three-month period ended March 31, 2005 from Ps. 733.7 million recorded during the three-month period ended March 31, 2004.

As explained in the revenue section above, the reduction in cost of services is mainly explained by the decrease in international settlement payments as a result of lower international rates, coupled with an 8.6% decrease in total volume.

Gross Profit

Gross profit, defined as revenues minus cost of services (excluding depreciation), for the three-month period ended March 31, 2005 slightly decreased 1.2%, or Ps. 7.5 million, to Ps. 595.0 million from Ps. 602.5 million in the same period of 2004.

Our gross profit declined due to the reduction in our revenues from our long distance services as a result of lower average rates of long distance services and lower volume, which was only partially offset by a reduction in the long distance average cost-per-minute and the increase in our high profit services such as data, internet and local services. Our gross margin, defined as gross profit as a percentage of total revenues, was 65.8% in the three-month period ended March 31, 2005 as compared to 45.1% reported in the same period of the previous year.

Administration, selling and other operating expenses

Administration, selling and other operating expenses, increased only 2.1%, or Ps. 7.0 million, to Ps. 347.4 million in the three-month period ended March 31, 2005 from Ps. 340.5 million recorded in the same period of 2004.

For the three-month period, ended March 31, 2005 and 2004, the administration, selling and other operating expenses represented 38.4% and 25.5%, as a percentage of total revenues, respectively. This increase was primarily the result of our declining revenue, which did not correspond to a decrease in administration selling and other operating expenses.

Depreciation and amortization

Depreciation and amortization decreased 12.9%, or Ps. 31.4 million, to Ps. 212.3 million in the three-month period ended March 31, 2005, from Ps. 243.7 million for the same period of 2004. This decrease is mainly the result of an accelerated depreciation of voice equipment during the first quarter of 2004, which did not occur during the first quarter of 2005.

Operating income

Operating income reached Ps. 35.3 million in the three-month period ended March 31, 2005 compared to Ps. 18.3 million recorded in the three-month period ended March 31, 2004. This increase is due to lower depreciation and amortization during the three month period ended March 31, 2005, as our gross profit and the operating expenses in the three month periods ended in March 31 2004 and 2005 were similar.

Comprehensive financial result

During the three-month period ended March 31, 2005, our comprehensive financial loss was Ps. 85.3 million, compared to a Ps. 3.3 million loss reported during the same period of 2004. The following table sets forth our comprehensive financial results for the periods under review:

	Three-month period ended March 31,
	2004	2005
	(in millions of constant pesos)
Interest expense	(110.0)	(113.0)
Interest income	3.2	5.4
Exchange (loss) gain, net	33.1	(8.7)
Gain from monetary position	70.4	31.1

Comprehensive financial result, net	(3.3)	(85.3)

Interest expense increased 2.8%, or Ps. 3.0 million, to Ps. 113.0 million in the three-month period ended March 31, 2005, from Ps. 110.0 million in the same period of the previous year.

Interest income increased to Ps. 5.4 million in the three-month period ended March 31, 2005, from Ps. 3.2 million recorded in the comparable period of 2004, due to a higher average cash balance.

Exchange loss for the three-month period ended March 31, 2005 was Ps. 8.7 million compared to an exchange gain of Ps. 33.1 million recorded during the same period of 2004. We recorded a foreign exchange loss as a result of the depreciation of the Peso against the U.S. dollar by 0.7% during the three-month period ended March 31, 2005, while during the comparable period of 2004, the Peso appreciated 0.4% against the U.S. dollar.

Gain from monetary position totaled Ps. 31.1 million for the three-month period ended March 31, 2005 compared to Ps. 70.4 million for the three-month period ended March 31, 2004. The decrease is primarily due to a higher level of cash and cash equivalents, coupled with a Mexican inflation of 0.8% for the three-month period ended March 31, 2005, which was lower than the 1.6% recorded in the same period of 2004.

Income and asset taxes

We and our sole subsidiary, Servicios Alestra, are subject to the payment of income taxes and asset taxes, which are computed and paid separately by each legal entity. For the three-month period ended March 31, 2005 and 2004, Servicios Alestra recorded an asset tax of Ps. 0.8 million and Ps. 1.0 million, respectively. We have generated substantial tax losses; accordingly, we have not recorded any income tax provisions in our consolidated income statements for the three-month period ended March 31, 2005 and 2004.

Net Income (loss)

During the three-month period ended March 31, 2005 we recorded a net loss of Ps. 48.6 million compared to a net income of Ps. 8.5 million during the same period of 2004. Our increased operating income during the first quarter of 2005 was offset by higher comprehensive financial loss as a result of an exchange loss and a lower gain from monetary position, as compared to the same period of 2004.

Current Liquidity

As of March 31, 2005, December 31, 2004 and March 31, 2004 we had Ps. 761.4 million, Ps. 638.8 million and Ps. 623.1 million of unrestricted cash available, respectively. Our unrestricted cash balance increased Ps. 138.3 million from March 31, 2004 to March 31, 2005 due to our continuing positive operating results. Our unrestricted cash balance consists of cash and temporary investments with original maturities of three months or less.

Our treasury policy is to invest in highly liquid temporary cash investments issued by Mexican major banks and U.S. banks and corporations with the highest credit ratings. As of March 31, 2005, we had cash of Ps. 19.7 million and temporary investments of Ps. 741.7 million, of which Ps. 708.1 million are in U.S. dollar-denominated instruments and Ps. 33.6 million are in Peso-denominated instruments.

In our opinion, our cash balance is sufficient for our present requirements.

As of March 31, 2005, December 31, 2004 and March 31, 2004, our ratio of current assets to current liabilities was 1.65x, 1.80x and 1.41x, respectively. Our ratio of current assets to current liabilities as of March 31, 2005 includes as current liabilities the amortization of the corresponding Senior Notes due in 2010 that will be payable on December 2005.

	As of March 31, 2005		As of December 31, 2004		As of March 31, 2004
	(in millions of constant pesos, excluding ratios)
Unrestricted cash balance	Ps.	761.4	Ps.	638.4	Ps.	623.1
Current ratios (times)		1.65x		1.80x		1.41x

Net debt during the three-month period ended March 31, 2005 was reduced by $2.6 million to $335.4 million from $338.0 million recorded on December 31, 2004, which is also lower than the $352.8 million of net debt as of March 31, 2004.

The reduction in net debt from March 31, 2004 to March 31, 2005 is a result of an increase in cash balance, of $13.9 million and the repayment of $3.5 million of other indebtedness.

Capital expenditures during the three-month period ended March 31, 2005 amounted to Ps. 77.9 million, Ps. 5.5 million higher than the Ps. 72.4 million invested in the same period of previous year.

We are not currently engaged in any hedging activity to minimize the risk of changes in the value of Peso relative to the dollar. Although some of our revenues are denominated in dollars, our financial expenses and some of our costs are also denominated in dollars; therefore, we believe we will be partially insulated from potential exchange rate fluctuations. We may use hedging activities to minimize currency risks in the future.

Indebtedness

As of March 31, 2005, we had outstanding $304 million aggregate principal amount of our 8% senior notes due in 2010 which pay interest semi-annually in cash in arrears on June 30 and December 30. We also had outstanding $37.1 million aggregate principal amount of our 12.125% senior notes due in 2006 and $45.9 million of our 12.625% senior notes due in 2009, which pay interest semi-annually in cash in arrears on May 15 and November 15. The indenture governing our senior notes due 2010 contains covenants, which among other things, limit our ability to incur indebtedness and make certain payments to our shareholders.

The credit facility that we have with Hewlett Packard de México, S.A. de C.V., is being paid through monthly principal amortizations and is subject to an average annual fixed interest rate of 6.9%. As of March 31, 2005, the balance of the credit facility was $4.9 million dollars.

We also have a capital lease contract for telecommunications equipment with The Capita Corporation de Mexico, S.A. de C.V., with a balance as of March 31, 2005 of $0.01 million dollars. Final maturity of this facility is in June 2005.

We have recently signed a new capital lease contract with The Capita Corporation de Mexico, S.A. de C.V. for an amount of $3.1 million dollars, and the final maturity for this facility is in April 2008.

Legal Proceedings

Teleglobe

On March 23, 2004, Teleglobe America Inc., filed a lawsuit before the Commonwealth of Virginia, demanding the payment of $4.1 million, equivalent to 16.6 million minutes of international traffic that Teleglobe alleged “Alestra and/or the originator of the international switched traffic failed to declare and pay the foreign-end correspondent for terminating such traffic”. On February 9, 2005, the Court issued the corresponding judgment, stating that we had demonstrated that Teleglobe’s lawsuit had no merits, because we paid Teleglobe transit fee payments and did not have any obligation to pay additional fees. Teleglobe is appealing the resolution of the Court, final resolution is pending.

Senior Notes Litigation

In September 2003, WRH Global Securities Pooled Trust, or WRH, commenced an action against us, our equity holders and the trustee of the indentures governing our senior notes due 2006 and our senior notes due 2009 in the United States District Court for the Southern District of New York. The complaint sought damages and to enjoin us from consummating our exchange offers and consent solicitations. WRH brought two motions for preliminary injunctions against us to prevent the consummation of the exchange offers and consent solicitations. The Court denied the first motion upon finding that certain of WRH’s claims were moot and that WRH was not entitled to the other relief it had sought. The Court denied the second motion upon finding that WRH was not entitled to the relief it sought. The exchange offers and consent solicitations were consummated on November 17, 2003. We moved, and WRH cross-moved, for summary judgment on WRH’s claim that its senior notes due 2006 and 2009 had been ipso facto accelerated. On November 18, 2003, in an oral ruling, the court granted our motion for partial summary judgment and dismissed WRH’s cross-motion. The Court further memorialized its November 18, 2003 ruling in an order dated March 22, 2004. In December 2003, WRH amended its complaint alleging, among other things, that it elected to accelerate its senior notes due 2009 pursuant to a November 6, 2003 notice. WRH also reasserted its claim that the senior notes due 2006 and 2009 had been ipso facto accelerated. In January 2004, we, our equity holders and the trustee of the indentures governing our senior notes due 2006 and 2009 moved to dismiss the amended complaint. The motion to dismiss the amended complaint has been fully briefed and is pending before the Court.

Concurso Mercantil

On October 6, 2003, Eximius Capital Funding, Ltd., or Eximius, an entity related to WRH, filed a request for an insolvency declaration and a Concurso Mercantil (a Mexican reorganization proceeding) under the Ley de Concursos Mercantiles, or LCM, against us.

On May 11, 2004, the 8th Federal District Judge issued the corresponding judgment, stating that we did not meet any of the statutory requirements of the LCM and therefore do not meet the financial tests to be placed in a Concurso Mercantil.

The judgment requires Eximius to pay all court fees and expenses, including legal and expert’s fees.

Eximius appealed the judgment before the court of appeals. On September 21, 2004 the Court of Appeals (Primer Tribunal Unitario en Materia Civil y Administrativa del Primer Circuito) confirmed the judgment of the lower court. Eximius subsequently filed an amparo (a federal jurisdictional appeal proceeding) which was admitted on October 14, 2004.

Resolution of Eximius federal jurisdictional appeal is pending.

Other Developments

Extension of the Service Mark License Agreement

Our service agreement with AT&T, pursuant to which we are entitled to use of the AT&T registered service mark to market all of our services, expired on October 16, 2004.

On October 14, 2004, December 20, 2004, February 23, 2005 and May 19, 2005, we temporarily extended this agreement until December 31, 2004, February 28, 2005, May 31, 2005 and August 31, 2005, respectively, to allow us to continue to negotiate in good faith with AT&T the terms and conditions for an extension of the license agreement.

Item 2. Financial Statements.

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2004 and 2005

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

UNAUDITED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of Mexican Pesos in purchasing power as of March 31, 2005)

	December 31, 2004		March 31, 2005
Assets
CURRENT ASSETS:
Cash and cash equivalents	Ps	638,842	Ps	761,404
Trade receivables, net		363,831		407,216
Due from affiliates and other related parties		139,120		143,946
Recoverable taxes		3,393		4,586
Other receivables		46,957		40,778
Prepaid expenses		21,209		39,883

Total current assets		1,213,352		1,397,813

REAL ESTATE AND EQUIPMENT, NET		5,689,871		5,615,791
DEFERRED CHARGES AND OTHER ASSETS, NET		896,538		858,063

Total assets		7,799,761		7,871,667

Liabilities and stockholders’ equity
CURRENT LIABILITIES:
Accounts payable to Telmex and other carriers		131,539		127,007
Other accounts payable		111,548		131,213
Senior notes		—		68,725
Bank loans and notes payable		30,996		31,902
Due to affiliates and other related parties		119,820		131,786
Other accounts payable and accrued expenses		278,398		355,840

Total current liabilities		672,301		846,473

LONG-TERM LIABILITIES:
Senior notes		4,396,257		4,304,502
Bank loans and notes payable		33,893		26,154
Due to affiliates and other related parties		143,250		151,306
Estimated liabilities for seniority premiums and pension plans		67,427		106,694

Total liabilities		5,313,128		5,435,129

STOCKHOLDERS’ EQUITY:
Majority interest:
Nominal capital stock		1,181,346		1,181,346
Restatement of capital stock		78,909		78,909

Contributed capital		1,260,255		1,260,255
Earned surplus		1,226,376		1,176,281

Total majority interest		2,486,631		2,436,536
Total minority interest		2		2

Total stockholders’ equity		2,486,633		2,436,538

CONTINGENCIES AND COMMITMENTS
Total liabilities and stockholders’ equity	Ps	7,799,761	Ps	7,871,667

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATION

(Expressed in thousands of Mexican Pesos in purchasing power as of March 31, 2005)

	Three months period ended March 31,
	2004		2005
REVENUES
Long distance services	Ps	954,853	Ps	462,773
Data, internet and local service		381,373		441,410

		1,336,226		904,183

COST OF SERVICES (excluding depreciation):
Long distance services		(638,313)		(197,534)
Data, internet and local service		(95,388)		(111,637)

		(733,701)		(309,171)

Administration, selling and other operating expenses		(340,467)		(347,447)
Depreciation and amortization		(243,722)		(212,287)

Operating income		18,336		35,278

COMPREHENSIVE FINANCIAL RESULT:
Interest expense		(109,995)		(113,035)
Interest income		3,212		5,359
Exchange income (loss), net		33,083		(8,666)
Gain from monetary position		70,376		31,071

		(3,324)		(85,271)

OTHER (EXPENSE) INCOME, NET		(5,517)		2,177

Income (loss) before provision for asset tax		9,495		(47,816)

Asset tax		(1,022)		(765)

Net income (loss)	Ps	8,473	Ps	(48,581)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2004 AND 2005

(Expressed in thousands of Mexican Pesos in purchasing power as of March 31, 2005)

							Earned surplus
	Capital stock				Restatement of capital stock		Gain from restatement		Majority Retained earnings		Minority interest		Stockholders’ interest		Total equity
	Fixed		Variable
Balance at December 31, 2003	Ps	300	Ps	1,181,046	Ps	78,909	Ps	376,348	Ps	967,794	Ps	2,604,397	Ps	2	Ps	2,604,399

Changes in 2004:
Net income		—		—		—				8,473		8,473		—		8,473
Deficit from restatement		—		—		—		(24,778)		—		(24,778)		—		(24,778)

Comprehensive (loss) income		—		—		—		(24,778)		8,473		(16,305)		—		(16,305)

Balance at March 31, 2004		300		1,181,046		78,909		351,570		976,267		2,588,092		2		2,588,094

Balance at December 31, 2004		300		1,181,046		78,909		343,603		882,773		2,486,631		2		2,486,633

Changes in 2005:
Net loss		—		—		—				(48,581)		(48,581)		—		(48,581)
Deficit from restatement		—		—		—		(1,514)		—		(1,514)		—		(1,514)

Comprehensive loss		—		—		—		(1,514)		(48,581)		(50,095)		—		(50,095)

Balance at March 31, 2005	Ps	300	Ps	1,181,046	Ps	78,909	Ps	342,089	Ps	834,192	Ps	2,436,536	Ps	2	Ps	2,436,538

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

(Expressed in thousands of Mexican Pesos in purchasing power as of March 31, 2005)

	For the three months ended March 31,
	2004		2005
OPERATING ACTIVITIES:
Net income (loss)	Ps	8,473	Ps	(48,581)
Adjustments to reconcile net income (loss) to resources provided by operating activities:
Depreciation and amortization		243,722		212,287

		252,195		163,706
Changes in working capital:
Trade receivables, net		42,861		(43,385)
Due from affiliates and other related parties		(64,713)		(4,826)
Recoverable taxes and other receivables		263		4,986
Prepaid expenses and other assets		(393)		(18,674)
Accounts payable		25,491		15,133
Due to affiliates and other related parties		181,031		20,022
Accrued interest, expenses and other payables		(30,734)		116,709

Resources provided by operating activities		406,001		253,671

INVESTING ACTIVITIES:
Purchase of real estate and equipment		(41,528)		(71,982)
Deferred charges and other assets		(33,780)		(29,264)

Resources used in investing activities		(75,308)		(101,246)

FINANCING ACTIVITIES:
Increase (decrease) of senior notes		(104,283)		(91,755)
Bank loans and notes payable, net		(38,585)		61,892

Resources used in financing activities		(142,868)		(29,863)

Increase in cash and cash equivalents		187,825		122,562
Cash and cash equivalents, beginning of period		435,570		638,842

Cash and cash equivalents, end of period	Ps	623,395	Ps	761,404

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Mexican Pesos in purchasing power as of March 31, 2005)

1.	ACTIVITY OF THE COMPANY AND DEBT RESTRUCTURING

Alestra, S. de R. L. de C. V. (“Alestra”), a Mexican company with limited liability and variable capital, was incorporated on October 13, 1995, as a joint venture between Onexa, S. A. de C. V. “Onexa” (51%) and AT&T Telecom Mexico, Inc. (49%). Onexa is owned by Alfa, S. A. de C. V. (“Alfa”) (50.2%) and BBVA Bancomer, S. A., Institución de Banca Multiple, Grupo Financiero (“BBVA Bancomer”) (49.8%).

Alestra and its subsidiary Servicios Alestra, S. A. de C. V. (“Servicios Alestra”) are collectively referred to as the “Company.”

Alestra does not have any direct employees and all services it requires are provided by Servicios Alestra, S.A. de C.V..

The Company’s business consists of the installation and operation of a public telecommunications network in Mexico, offering local, domestic and international long distance call services, internet and transmission of data services. The Company’s business requires a concession (license granted by the Mexican federal government) to operate. On December 6, 1995, the Secretaría de Comunicaciones y Transportes (Ministry of Communications and Transportation, or “Ministry of Communications”) granted Alestra a renewable thirty-year concession to operate its business. Alestra did not make any payments to the Ministry of Communications in relation to this concession. The concession places certain performance conditions on the Company with respect to the roll-out and expansion of its network, quality of its services, rates and billing systems, compliance with the terms established for the operation of the network as well as delivery of audited financial statements on an annual basis. In accordance with the terms of its concession and the guidelines and schedule established by the Ministry of Communications, on January 1, 1997, the Company began the gradual roll-out and expansion of its domestic and international long distance services to 60 cities. The Company began earning revenues in 1997. Under the Ministry of Communications guidelines, the Company has gradually expanded its services to additional cities, totaling 198 cities as of December 31, 2004.

On May 30, 2000, the Ministry of Communications amended Alestra’s telecommunication public network concession in order to permit the Company to provide local telephone services to residential and commercial users in the cities of Mexico, Monterrey and Guadalajara. The Company started offering this service in 2001. The local telephony concession has been recently modified to allow Alestra to offer a full range of local services throughout Mexico on a regional basis.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Mexican Pesos in purchasing power as of March 31, 2005)

On January 20, 2005, AT&T and SBC Communications Inc. (“SBC” ), announced that their boards had approved a deal under which SBC will acquire AT&T. The acquisition is subject, among other things, to the approval of AT&T´s shareholders and the relevant regulatory authorities. If approved, the deal is expected to close in the first half of 2006.

Currently, management is not able to predict the outcome of SBC´s agreement to acquire AT&T and the effects it could have on Alestra.

On November 15, 2002 and on May 15, 2003, Alestra was unable to meet the payments of the accrued interest of its US$270 million and US$300 million senior notes, which bear interest at a rate of 12.125% and 12.625%, respectively, (collectively the “Old Senior Notes”) as a result of the Company’s liquidity problem. The failure to make these payments gave the right to the noteholders of the Old Senior Notes to require immediate repayment.

During November 2003, the Company successfully concluded the restructuring of its Old Senior Notes. As a result of the debt restructuring, the Company extinguished, pursuant to the exchange and cash tender offers, US$232.9 million and US$254.2 million of its 12.125% and 12.625% Old Senior Notes, respectively, representing 85.5% of the total Old Senior Notes issued. As a consequence, the Company issued Ps3,621,399 (US$304 million) of new senior notes bearing an interest of 8% due in 2010 (the “New Senior Notes”) in exchange of Ps3,401,847 (US$287 million) of the Old Senior Notes and paid Ps1,303,844 (US$110 million) as a cash tender offer to extinguished Ps2,370,624 (US$200 million) of the Old Senior Notes.

In addition, the Company paid Ps178,372,250 (US$16,401,848) of accrued interest to the remaining noteholders of the Old Senior Notes, representing 14.5.%, who did not accept the terms of the Company’s debt restructuring.

Upon the completion of the Company’s debt restructuring, the New Senior Notes and the remaining balance of the Old Senior Notes have been classified as long-term debt.

In order to maintain the viability of the Company, Company’s management has refocused its business strategy and implemented a number of short-term measures that have resulted in cost savings. Certain elements of this new strategy include reducing the cost structure, focusing capital expenditures on segments that may offer more attractive margins and focusing on the segment related to data, internet and local services.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Mexican Pesos in purchasing power as of March 31, 2005)

2.	PREPARATION OF INTERIM FINANCIAL STATEMENTS

a.	Basis of presentation

The interim consolidated financial statements of Alestra have been prepared in accordance with accounting principles generally accepted in Mexico (“Mexican GAAP”) as promulgated by the Mexican Institute of Public Accountants (“MIPA”). A reconciliation of differences between Mexican GAAP and accounting principles generally accepted in the United States of America (“U.S. GAAP”) is included in Note 4.

The consolidated financial statements are expressed in Mexican pesos, denoted by the symbol “Ps”. Certain prior year balances have been reclassified to conform to Alestra’s current period presentation.

The information included in the interim consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments), which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The results of these interim periods are not necessarily indicative of results for the entire year. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes as of December 31, 2004 included in the Alestra Annual Report on Form 20-F.

The consolidated financial statements include those of Alestra and its subsidiary, Servicios Alestra, S. A. de C. V. (“Servicios Alestra”) in which it holds 99.99% of the capital stock. All significant intercompany balances and transactions have been eliminated.

The preparation of financial statements in conformity with Mexican GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions include certain international long distance services revenues and expenses and the allowance for doubtful accounts.

b.	Recognition of the effects of inflation

The financial information for prior periods has been restated to March 31, 2005 purchasing power by applying the corresponding restatement factor.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Mexican Pesos in purchasing power as of March 31, 2005)

3.	CONTINGENCIES

a.	In September 2003, WRH Global Securities Pooled Trust (“WRH”) commenced an action against the Company, its equity holders and the indenture trustee of the indentures governing the Old Senior Notes in the United States District Court for the Southern District of New York. The complaint sought damages and to enjoin the Company from consummating its exchange offers and consent solicitations. WRH brought two motions for preliminary injunctions against the Company to prevent the consummation of the exchange offers and consent solicitations. The Court denied the first motion upon finding that certain of WRH’s claims were moot and that WRH was not entitled to the other relief it had sought. The Court denied the second motion upon finding that WRH was not entitled to the relief it sought. The exchange offers and consent solicitations were consummated on November 17, 2003. The Company moved, and WRH cross-moved, for summary judgment on WRH’s claim that its senior notes due 2006 and 2009 had been ipso facto accelerated. On November 18, 2003, in an oral ruling the court granted its motion for partial summary judgment and dismissed WRH’s cross-motion. The Court further memorialized its November 18, 2003 ruling in an order dated March 22, 2004. In December 2003, WRH amended its complaint alleging, among other things, that it elected to accelerate its senior notes due 2009 pursuant to a November 6, 2003 notice. WRH also reasserted its claim that the Old Senior Notes had been ipso facto accelerated. In January 2004, the Company, its equity holders and the indenture trustee of the indentures governing the Old Senior Notes moved to dismiss the amended complaint. The motion to dismiss the amended complaint is pending.

b.	On October 6, 2003, Eximius filed a request for an insolvency declaration and a Concurso Mercantil (a Mexican reorganization proceeding) under the LCM against the Company before a court in the State of Nuevo Leon, Mexico.

In its petition, Eximius alleged, among other things, that the senior notes due 2006 and the senior notes due 2009 had been ipso facto accelerated pursuant to the indentures dated May 17, 1999, between the Company and the Trustee (“U.S. Bank”), governing the senior notes due 2006 and 2009. Moreover, Eximius also alleged that the Company made certain statements in its prospectus relating to its exchange offer and consent solicitations that constituted an admission in writing of its inability to pay its debts generally, and that therefore the senior notes due 2006 and 2009 had been ipso facto accelerated under the indentures.

On October 28, 2003, the Monterrey court sent trial records to Mexico City. The Mexico City Judge returned the trial records to Monterrey requesting that the issue be resolved in accordance with Commercial Code rules. The Company sought to have the proceedings returned to the Mexico City court on the basis that the Monterrey court lacked jurisdiction. On January 21st, 2004, the Monterrey court ordered that the records be returned to Mexico City as a consequence of the Monterrey court’s lack of jurisdiction and on January 28th, 2004, the 8th Federal District Judge in the Mexico City court accepted the records.

On November 12, 2003, the Company answered the “Concurso Mercantil” petition. Among other defenses, the Company argued that Eximius lacked a cause of action derived from sections I and II of Article 10 of the LCM, since on the date when the answer was filed, more than 85% of the note holders of its senior notes due 2006 and 2009 had already consented to rescind all of their rights, including the acceleration of such notes.

On February 16, 2004, the Mexico City court appointed an expert to conduct the analysis of the Company’s financial situation (as required in the Concurso Mercantil process) to determine if the Company violated any of the statutory requirements of Articles 10 and 11 of the LCM. On April 7, 2004, the expert appointed by the Federal District Judge determined that the Company did not violate any of the statutory requirements of Articles 10, and 11 of the LCM.

On May 11, 2004, the 8th Federal District Judge issued the corresponding judgment, stating that the Company did not meet any of the statutory requirements of the LCM and therefore do not meet the financial tests to be placed in a Concurso Mercantil. The judgment requires Eximius to pay all court fees and expenses, including legal and expert’s fees. Eximius appealed the judgment before the court of appeals. On September 21, 2004 the Court of Appeals (Primer Tribunal Unitario en Materia Civil y Administrativa del Primer Circuito) confirmed the judgment of the lower court. Eximius subsequently filed an amparo (a federal jurisdictional appeal proceeding) which was admitted on October 14, 2004. Resolution of Eximius federal jurisdictional appeal is pending.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Mexican Pesos in purchasing power as of March 31, 2005)

4.	DIFFERENCES BETWEEN MEXICAN GAAP AND U.S. GAAP

The Company’s consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from U.S. GAAP. The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Bulletin B-10 and its amendments (see note 2), whereas financial statements prepared under U.S. GAAP are presented on a historical cost basis. The reconciliation to U.S. GAAP includes a reconciling item for the effect of applying the option provided by the Fifth Amendment for the restatement of equipment of non-Mexican origin because, as described below, this provision of inflation accounting under Mexican GAAP does not meet the consistent reporting currency requirements of Regulation S-X. The reconciliation does not include the reversal of the other adjustments to the financial statements for the effects of inflation required under Mexican GAAP because the application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

The principal differences between Mexican GAAP and U.S. GAAP and the effect on consolidated net loss and consolidated stockholders’ equity are presented below with an explanation of the adjustments.

	Three months ended March 31,
	2004		2005
Reconciliation of net income (loss):

Net income (loss) as reported under Mexican GAAP	Ps	8,473	Ps	(48,581)

U.S. GAAP adjustments:
Difference in interest expense		67,844		69,716
Reversal of debt issuance costs, net		(6,622)		895
Fifth amendment effect on depreciation expense		(22,402)		(20,305)
Reversal of preoperating expense amortization		56,000		56,000
Depreciation of capitalized comprehensive
financing costs under Mexican GAAP		(278)		(278)
Depreciation of capitalized interest under U.S. GAAP		(1,678)		(1,678)

Total U.S. GAAP adjustments		92,864		104,350

Net income under U.S. GAAP	Ps	101,337	Ps	55,769

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Mexican Pesos in purchasing power as of March 31, 2005)

Reconciliation of stockholders’ equity:
Total stockholders’ equity reported under Mexican GAAP	Ps	2,588,094	Ps	2,436,538

U.S. GAAP adjustments:
Effect on total debt of extinguishment		(1,416,830)		(1,147,618)
Effect on debt issuance costs		(142,886)		(142,886)
Accumulated amortization of debt issuance costs		2,013		5,551
Fifth amendment effect on real estate and equipment		347,321		273,671
Preoperating expenses		(2,152,887)		(2,152,887)
Accumulated amortization of preoperating expenses		1,478,294		1,702,300
Minority interest under Mexican GAAP		(2)		(2)
Net adjustment for comprehensive financing costs and interest capitalization under U.S.GAAP		46,919		46,919
Accumulated depreciation for comprehensive financing costs and interest capitalization		(33,233)		(41,056)

Total U.S. GAAP adjustments		(1,871,291)		(1,456,008)

Total stockholders’ equity under U.S.GAAP	Ps	716,803	Ps	980,530

A summary of the Company’s statement of changes in stockholders’ equity with balances determined under U.S. GAAP is as follows:

	2004		2005
Balance at beginning of period	Ps	615,466	Ps	924,761
Net income for the year		101,337		55,769

Balance at end of period	Ps	716,803	Ps	980,530

On December 1, 2003, the Company’s stockholders resolved to reclassify the balances of the restatement of capital stock, accumulated deficit from restatement and accumulated losses. For U.S. GAAP purposes, reclassifications of this nature are considered to be a quasi-reorganization and as such the Company may not reclassify a deficit in retained earnings unless certain criteria is met. The Company does not comply with all the criteria and consequently, the stockholders’ equity as of March 31, 2004 and 2005 is as follows:

	2004		2005
Capital stock	Ps	11,162,362	Ps	11,162,362
Accumulated losses		(10,445,559)		(10,181,832)

Total stockholders’ equity under U.S. GAAP	Ps	716,803	Ps	980,530

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Mexican Pesos in purchasing power as of March 31, 2005)

The following table presents summarized statements of operations in constant Pesos, including all U.S. GAAP adjustments, for the three months ended March 31, 2004 and 2005:

	2004		2005
Net revenues	Ps	1,336,226	Ps	904,183
Cost of services (excluding depreciation presented separately below)		(733,701)		(309,171)
Administration and selling		(340,467)		(347,447)
Depreciation and amortization		(212,081)		(178,548)

Operating income		49,977		69,017

Comprehensive financial result:
Interest income		3,212		5,359
Interest expense		(42,151)		(43,319)
Exchange income (loss), net		33,083		(8,666)
Gain from monetary position		70,376		31,071

		64,520		(15,555)
Debt issuance costs, net		(6,622)		895
Other (expense) income		(5,516)		2,177

Net income before asset tax		102,359		56,534
Asset tax		(1,022)		(765)

Net income for the period	Ps	101,337	Ps	55,769

Minority interest

Under Mexican GAAP minority interest in consolidated subsidiaries is presented as a separate component within the stockholders’ equity in the consolidated balance sheet. For U.S. GAAP purposes, the minority interest is not included in stockholders’ equity.

Effects of the restructuring of the Old Senior Notes

Under Mexican GAAP, the effects of the restructuring were recorded in the year when it was completed. After the restructuring, debt issuance costs of the New Senior Notes are being amortized over the term of the New Senior Notes and interest expense is determined using the actual rate on the New Senior Notes.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Mexican Pesos in purchasing power as of March 31, 2005)

For U. S. GAAP purposes, the debt restructuring of the Old Senior Notes is considered as a troubled debt restructuring in accordance with Statement of Financial Accounting Standard No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructuring” and its effects are recorded as follows:

•	Since the carrying amount of the old senior notes does not exceed the total future cash payments specified by the new senior notes, no gain on the restructuring was recognized for the notes that were exchanged.

•	Debt issuance cost of Ps142,519 incurred in the debt restructuring was recorded as an expense of the period; debt issuance cost of Ps116,813 of the Old Senior Notes, will be amortized in the new term of the restructured notes.

•	Interest expense is determined using an effective interest rate that equates the present value of the future cash payments specified by the new notes, with the carrying amount of the old senior notes. As a result, the net effect of the restructuring, including the reversal of accrued and unpaid interest, will be recognized prospectively as a reduction of the interest expense throughout the term of the new notes.

Restatement of Equipment

Effective January 1, 1997, the Company adopted the Fifth Amendment, including the option of restating equipment of a non-Mexican origin using an index which reflects the inflation in the respective country of origin and the exchange rate of the Mexican Peso against the currency of such country at the balance sheet date. For U.S. GAAP purposes, the use of the index that contemplates currency exchange movements is not in accordance with the historical cost concept nor does it present financial information in a constant reporting currency.

Pre-operating Expenses

Under Mexican GAAP, pre-operating expenses are permitted to be capitalized and amortized over a period of time estimated to generate the income necessary to recover such expenses. The Company defined that period as 10 years. Under U.S. GAAP, such costs are expensed as incurred.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Mexican Pesos in purchasing power as of March 31, 2005)

Capitalization of Financing Costs

Mexican GAAP permits the capitalization of comprehensive financing costs, including net interest costs, gains or losses from monetary position and foreign exchange gains or losses, on acquired assets under construction and on pre-operating expenses.

U.S. GAAP requires the capitalization of interest during the construction and installation of qualifying assets. In an inflationary economy, such as Mexico, it is acceptable practice under U.S. GAAP to capitalize interest net of the monetary gains or losses on the related Mexican Peso debt, but not on U.S. dollar or other stable currency debt. Also, it is not acceptable to capitalize interest income. In addition, U.S. GAAP does not allow the capitalization of foreign exchange gains or losses or the capitalization of financing costs on deferred expenses.

Cash Flows

Mexican GAAP Bulletin B-12, “Statements of Changes in Financial Position” (“Bulletin B-12”), specifies the appropriate presentation of the statements of changes in financial position. Under Bulletin B-12, the sources and uses of resources are determined based upon differences between beginning and ending financial statement balances in constant Pesos. Under U.S. GAAP, a statement of cash flows is required, which presents only cash movements and excludes non-cash items.

Presented below are statements of cash flows for three months ended March 31, 2004 and 2005 prepared after considering the impact of U.S. GAAP adjustments. The cash flow statements below present nominal cash flows during the respective periods, adjusted to March 31, 2005 purchasing power.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Mexican Pesos in purchasing power as of March 31, 2005)

	Three months ended March,
	2004		2005
OPERATING ACTIVITIES:
Net income	Ps	101,337	Ps	55,769
Adjustments to reconcile net income to cash flows (used in) provided by operating activities:
Gain from monetary position		(70,376)		(31,071)
Unrealized exchange income		(33,595)		8,892
Depreciation and amortization		212,973		178,548
Allowance for doubtful accounts		4,356		11,656
Changes in operating assets and liabilities:
Current assets		(32,561)		(69,220)
Current liabilities		134,247		153,556

Cash flows provides by operating activities		316,381		308,130

INVESTING ACTIVITIES:
Purchases of real estate and equipment		(41,528)		(71,982)
Deferred charges and other assets		(33,780)		(29,264)

Cash flows used in investing activities		(75,308)		(101,246)

FINANCING ACTIVITIES:
Payments of bank loans		(35,332)		(6,458)

Cash flows used in financing activities		(35,332)		(6,458)

Net effect of inflation on cash and cash equivalents		(17,915)		(77,864)

Increase in cash and cash equivalents		187,826		122,562
Cash and cash equivalents, beginning of period		435,570		638,842

Cash and cash equivalents, end of period	Ps	623,396	Ps	761,404

Non-cash investing and financing activities:
Acquisition of equipment under capital leases

Interest and taxes paid:
Interest paid	Ps	4,039	Ps	699
Income tax paid		423		649

Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, we certify that we meet all of the requirements for filing on Form 6-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alestra, S. de R.L. de C.V.

/s/ Patricio E. de la Garza
Patricio E. de la Garza
Chief Financial and Administrative Officer

Date: May 27, 2005